UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(D)

OF THE SECURITIES ACT OF 1934

For the Fiscal Year Ended December 31, 2008

1-8931

Commission File Number

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

CUBIC APPLICATIONS, INC. 401(k) RETIREMENT PLAN

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CUBIC CORPORATION

9333 Balboa Avenue

San Diego, California 92123

Telephone (858) 277-6780

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Financial Statements and Supplemental Schedule

December 31, 2008 and 2007

*     Other schedules required by Section 2520.103-10 of the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Participants of the

Cubic Applications, Inc. 401(k) Retirement Plan:

We have audited the accompanying statements of net assets available for benefits of the Cubic Applications, Inc. 401(k) Retirement Plan as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held at end of year as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MAYER HOFFMAN McCANN, P.C.

San Diego, California

June 24, 2009

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Statements of Net Assets Available for Benefits

December 31, 2008 and 2007

	2008	2007

Assets:
Investments, at fair value:
Guaranteed interest account	$6,876,066	$5,984,538
Mutual funds	44,882,732	63,453,189
Stable value fund	5,259,271	3,653,627
Cubic Corporation common stock	995,290	1,433,452
Participants loans	1,593,765	1,626,196
Other	—	392

Total investments	59,607,124	76,151,394

Receivables:
Employer’s contribution	113,812	148,748
Participants’ contribution	222,912	301,094

Total receivables	336,724	449,842

Total assets	59,943,848	76,601,236

Liabilities:
Excess contributions payable	37,804	42,572

Total liabilities	37,804	42,572

Net assets available for benefits reflecting all investments at fair value	59,906,044	76,558,664

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	302,290	70,901

Net assets available for benefits	$60,208,334	$76,629,565

See the accompanying notes to financial statements.

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2008

Additions (reductions) to net assets attributed to:
Investment income (loss):
Interest and dividends	$1,185,373
Interest on guranteed interest fund	227,100
Net change in fair value of investments	(23,443,707)

Total investment income (loss)	(22,031,234)

Contributions:
Participants’	7,448,426
Employer’s	3,369,925
Participants’ rollovers from other qualified plans	279,362

Total contributions	11,097,713

Total additions (reductions)	(10,933,521)

Deductions from net assets attributed to:
Benefits paid to participants	5,474,087
Administrative expenses	13,623

Total deductions	5,487,710

Net decrease	(16,421,231)

Net assets available for benefits:
Beginning of year	76,629,565

End of year	$60,208,334

See the accompanying notes to financial statement.

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2008

(1)                     Plan Description

The following description of the Cubic Applications, Inc. 401(k) Retirement Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan.

(a)                     General

The Plan, which was effective April 8, 1994 and amended from time to time thereafter, is a defined contribution plan covering all eligible full-time, part-time and part-time on-call non-union employees of Cubic Applications, Inc. (the “Company”).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Prior to January 1, 2005, full-time, regular part-time and part-time on-call employees of the Company became eligible to participate in the Plan immediately upon date of hire if older than twenty-one or beginning on January 1, April 1, July 1, or October 1 immediately following attaining the age of twenty-one.  Employees classified as “temporary” full-time, “temporary” part-time or “temporary” on-call employees were eligible after completion of at least one year of service and could enter the Plan on the subsequent January 1, April 1, July 1, or October 1.  As of January 1, 2005, the Plan was amended so that these employees are eligible immediately upon date of hire.

(b)                     Contributions

Plan participants may voluntarily contribute to the Plan up to 30% of pre-tax annual compensation, as defined by the Plan (up to the IRS maximum allowable amount).  Participants may also rollover amounts representing distributions from other eligible retirement plans.  All contributions are held in trust and invested by the Plan’s custodian in accordance with the options elected by the participants (i.e. all investments are participant directed).  Participants may elect to invest their contributions and the Company’s contributions in 1% increments in the guaranteed interest account, mutual funds, Stable Value Fund, and the Company’s common stock.  The maximum allowable pre-tax voluntary contribution, as determined by the Internal Revenue Service, was $15,500 for 2008 and 2007.

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2008

(1)                     Plan Description, Continued

(b)                     Contributions, continued

The matching employer contribution is 100% of the first 5% of base compensation that a participant contributes to the Plan.  The Plan provides for a Company discretionary contribution at the sole discretion of its Board of Directors in an amount to be determined annually by the Company.  Discretionary contributions to the Plan are allocated based on the ratio of each participant’s compensation to total compensation of all eligible participants.  Plan participants must be employed by the Company as of the Plan’s year end, have at least one year of service and have earned at least 1,000 hours of service during the Plan year to be eligible for any discretionary contributions.

(c)                      Participants’ Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and their pro rata share of the Company’s discretionary contributions (if any), and an allocation of Plan earnings or losses including market value adjustments on Plan investments.  Allocations of earnings and losses are based on the proportion of the participant’s account balance to the total account balances of all participants, as defined in the Plan agreement.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(d)                     Vesting

Employee contributions and rollover contributions plus or minus actual earnings or losses thereon have full and immediate vesting.  Effective January 1, 2001, the employer matching and discretionary contributions are immediately 100% vested.

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2008

(1)                     Plan Description, Continued

(e)                      Distribution of Participants’ Accounts

The entire vested balance of a participant’s account may be distributed at the date of the participant’s retirement from the Company, termination of service from the Company, death, or permanent and total disability.  The normal retirement age, as defined by the Plan, is the later date at which participants reach the age of 65 and reach 5-years of service.  If a participant terminates before retirement, the participant will receive either a lump sum payment of their account balance or if the account exceeds $1,000, the participant may elect any distribution date up to age 70½.

(f)                        Forfeiture Provisions

For participants receiving distributions upon termination, who were terminated prior to January 1, 2001, the non-vested portion of the employer contributions will be held in a separate account until the earlier of a distribution or a five-year break in service has occurred.  If the participant chooses not to receive a distribution, the non-vested portion of the employer contributions will be held until five consecutive one-year breaks in service have occurred.  At the end of these respective time periods, if the participant has not returned to employment at the Company, the non-vested benefits will be forfeited and allocated according to the Plan document.  Employer contributions for participants terminated after January 1, 2001 are fully vested upon termination.  Unallocated forfeitures totaled $1,066,729 and $1,028,139 at December 31, 2008 and 2007, respectively, and were held in the Guaranteed Interest Account.

(g)                     Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  A participant may not have more than two loans outstanding at any time.  The loans, which are collateralized by the balance in the participant’s account, bear a reasonable fixed rate of interest comparable to the fixed interest rates charged by commercial lenders, which ranged from 5% to 9.25% at December 31, 2008.  Principal and interest are subject to a payment schedule through payroll deductions.  Each loan is documented in the form of a promissory note and collateralized by this pledge on the participant’s account balance.  All loans are scheduled to be repaid within a period not to exceed 5 years.

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2008

(2)                     Summary of Significant Accounting Policies

(a)                     Basis of Accounting

The accompanying financial statements are prepared under the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

(b)                     Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

(c)                      Investment Valuation and Income Recognition

The Plan’s mutual funds and Stable Value Fund accounts are stated at fair value as determined by The Prudential Insurance Company of America, (the “Custodian”), and are based on the net asset value of units held by the Plan at the respective year-end.  The shares of Cubic Corporation common stock are valued at quoted market prices at year-end, as reported by the Custodian.  Participant loans are valued at the amount of unpaid principal, which approximates fair value.

Investment contracts held in the Guaranteed Interest Account are valued at fair value, which represents contributions, reinvested income, less any withdrawals, plus accrued interest.  Fair value represents the estimated proceeds that would have been paid had the contract been discontinued as of December 31, 2008.  The fair value is derived by multiplying the contractual Market Value Adjustment (“MVA”) by the contract value.  The MVA formula approximates the change in market value of a bond given a change in the rate environment and is equal to the average rate being credited under the contract minus the rate credited to new deposits for plans with similar features multiplied by a duration of time estimate.  Fair value is adjusted to contract value on the financial statements.  The investment contracts are fully benefit responsive because participants may direct withdrawals and transfers to contract value.  Interest rates approximate market rates.  The average yield on such contracts was 3.65% and 3.64% for 2008 and 2007, respectively.  The crediting interest rates are reviewed quarterly but cannot be less than 3% and were 3.75% and 4.00% at December 31, 2008 and 2007, respectively.  The contract value of the Guaranteed Interest Account at December 31, 2008 and 2007 was $6,895,719 and $6,044,445, respectively.  There are no reserves against contract value for credit risk of the contract issuer or otherwise.  Participants may not transfer between the Guaranteed Interest Account, the Money Mart Assets Fund Z and the Stable Value Fund.

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2008

(2)                     Summary of Significant Accounting Policies, Continued

(c)                      Investment Valuation and Income Recognition, continued

Investment contracts held in the Stable Value Fund are valued at fair value, which represents contributions, reinvested income, less any withdrawals, plus accrued interest.  The Stable Value Fund invests in investment contracts, traditional guaranteed investment contracts (“GICs”) and security-backed contracts issued by insurance companies and other financial institutions.  The fair value of a GIC is based on the present value of future cash flows using the current discount rate.  The fair value of a security-backed contract includes the value of the underlying securities and the value of the wrapper contract.  The fair value of a wrapper contract provided by a security-backed contract issuer is the present value of the difference between the current wrapper fee and the contracted wrapper fee.  Fair value is adjusted to contract value on the financial statements.  The investment contracts are fully benefit responsive because participants may direct withdrawals and transfers to contract value.  Interest rates approximate market rates.  The average yield on such contracts was 4.38% and 4.68% for 2008 and 2007, respectively.

The contract value of the Stable Value Fund at December 31, 2008 and 2007 was $5,541,908 and $3,664,621, respectively.

As described in Financial Accounting Standards Board Staff Position (“FASB”), FSP AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans”, investment contracts held by a defined-contribution plan are required to be reported at fair value.  The Plan adopted FSP AAG INV-1 and SOP 94-4-1 for the Guaranteed Interest Account and for the Stable Value Fund.

Interest income is recognized when earned.  Dividend income is recorded on the ex-dividend date.  Realized gains and losses on investments are recognized upon the sale of the related investments and unrealized appreciation or depreciation is recognized at period end when the carrying values of the related investments are adjusted to their estimated fair market value.  Purchase and sales of securities are reflected on a trade-date basis.

Earnings on investments, with the exception of participant loans, are allocated on a pro rata basis to individual participant accounts based on the type of investment and the ratio of each participant’s individual account balance to the aggregate of participant account balances.  The portion of interest included in each loan payment made by a participant is recognized as interest income in the participant’s individual account.

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2008

(2)                     Summary of Significant Accounting Policies, Continued

(d)                     Fair Value Classifications

In September 2006, the Financial Accounting Standards Board issued Standard No. 157, Fair Value Measurements (“SFAS 157”), effective for fiscal years beginning after November 15, 2007.  SFAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair value measurements.  The Plan adopted SFAS 157 for the year ended December 31, 2008.  A summary of the fair value hierarchy under SFAS 157 is described below.

Various inputs are used in determining the value of the Plan’s investments.  These inputs are summarized in the three broad levels listed below:

Level 1 – Valuation is based upon quoted prices in active markets for identical assets or liabilities.

Level 2 – Valuation is based upon other significant observable inputs (including quoted prices for similar assets or liabilities in active markets, identical or similar assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, etc.)

Level 3 – Valuation is based upon significant unobservable inputs, including the reporting entity’s own assumptions in determining the fair value of investments.

The inputs or methodology used by valuing securities are not necessarily an indication of risk associated with investing in those securities.

The fair value classifications for the Plan are summarized below.

Assets at Fair Value as of December 31, 2008

	Level 1	Level 3	Total
Mutual funds	$44,882,732	$—	$44,882,732

Cubic Corporation common stock	995,290	—	995,290

Guaranteed interest account	—	6,876,066	6,876,066

Stable value fund	—	5,259,271	5,259,271

Participant loans	—	1,593,765	1,593,765

Total assets at fair value	$45,878,022	$13,729,102	$59,607,124

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2008

(2)                     Summary of Significant Accounting Policies, Continued

(d)                     Fair Value Classifications, continued

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008.

Level 3 assets as of December 31, 2008

	Guaranteed Interest Account	Stable Value Fund	Participant Loans
Balance, beginning of year	$5,984,538	$3,653,627	$1,626,196

Realized gains (losses)	—	—	—

Unrealized gains (losses relating to instruments still held at the reporting date)	40,254	(79,733)	—

Purchases, sales, issuances and settlements-net	851,274	1,685,377	(32,431)

Balance, end of year	$6,876,066	$5,259,271	$1,593,765

In February 2008, the FASB issued FASB Staff Position (“FSP”) No. FAS 157-2, Effective Date of FASB Statement No. 157 (“FSP FAS 157-2”), which defers the effective date of FAS 157 for one year for non-financial assets and non-financial liabilities that are not disclosed at fair value in the financial statements on a recurring basis.  The Plan does not have any fair value non-financial assets or fair value non-financial liabilities as of December 31, 2008 and does not expect FSP 157-2 to have a material impact on the financial statements.

In October 2008, the FASB issued FSP No. 157-3, Determining the Fair Value of a Financial Asset in a Market That Is Not Active (“FSP FAS 157-3”).  FSP FAS 157-3 was effective upon issuance, and applies to periods for which financial statements have not been issued.  This FSP’s guidance clarifies various application issues with respect to the objective of a fair value measurement, distressed transactions, relevance of observable data, and the use of management assumptions.  The effect of the adoption of FSP FAS 157-3 did not have a material effect on the changes in net assets or the financial position of the Plan.

In April 2009, the FASB issued FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (“FSP FAS 157-4”).  Under FSP FAS 157-4, if the reporting entity has determined that the volume and level of market activity

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2008

(2)                     Summary of Significant Accounting Policies, Continued

(d)                     Fair Value Classifications, continued

has significantly decreased and transactions are not orderly, further analysis is required and adjustments to the quoted prices or transactions might be needed.  FSP FAS 157-4 is effective for interim and annual reporting periods ending after June 15, 2009.  Management is currently evaluating the impact FSP 157-4 will have on the Plan’s financial statements.

(e)                      Net Change in Fair Value of Investments

The Plan presents in the statement of changes in net assets available for benefits the net change in the fair value of its investments which consists of the realized gains or losses and the net unrealized increase (decrease) on those investments.

(f)                        Risk and Uncertainties

The Plan provides for various investment options in mutual funds, a Stable Value Fund, a Guaranteed Interest Account, and Cubic Corporation common stock.  These investment securities are exposed to various risks, such as interest rate, market, and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the values of the investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

(g)                     Concentration of Credit Risk

All of the Plan’s investments are financial instruments which potentially subject the Plan to concentrations of credit risk consist of the Plan’s investments.  Management believes that the Custodian maintains the Plan’s investments with high credit quality institutions and attempts to limit the credit exposure of any particular investment.

(h)                     Payments of Benefits

The Plan records benefit payments to withdrawing participants when paid.  Under the rules for preparation of the Form 5500, the Plan’s Form 5500 will reflect an accrual for the amount to be paid to participants who withdrew from the Plan prior to year-end, and who had requested a distribution which was approved but not yet paid at period end, if any.  There were no unpaid distributions at December 31, 2008 or 2007.

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2008

(2)                     Summary of Significant Accounting Policies, Continued

(i)        Administrative Expenses

Most administrative expenses are paid directly by the Plan sponsor.  Loan fees of approximately $13,000 and redemption fees of approximately $1,000 were charged directly to the participants’ accounts. Investment management services fees, audit fees and legal fees may be paid using forfeitures of the Company’s contributions.

(j)        Reclassifications

Certain amounts in the Plan year 2007 financial statements have been reclassified to conform to the Plan year 2008 presentation, with no effect on the net assets available for benefits.

(3)                     Investments

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31:

	2008	2007

Amer: Europacific Growth R4	$8,508,106	$14,482,392
Prudential Guaranteed Interest Account	$6,895,719	$6,044,445
Prudential Stable Value Fund	$5,541,908	*
Janus Growth & Income Fund	$5,144,234	$8,142,693
Vanguard Wellington Fund	$4,199,546	$5,257,300
PIMCO Total Return Bond Admin	$3,795,710	*
Prudential Jennison Growth Fund	$3,634,901	$6,277,871
Vanguard Institutional Index	$3,182,679	$5,651,194
Davis New York Venture Fund	$3,138,259	$5,580,388

*Investment balance is less than 5% of the Plan’s net assets available for benefits

The Plan’s investments (including gains and losses on investments bought and sold, as well as those held during the year) decreased in value by $23,443,707 during the year ended December 31, 2008 as follows:

Mutual funds	$(23,189,740)
Stable value fund	191,910
Company stock	(445,877)

$(23,443,707)

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2008

(4)                     Excess Contributions Payable

During the years ended December 31, 2008 and 2007, the Plan failed certain of its nondiscrimination tests.  As a result, refunds of excess contributions are required to be paid out to participants in order for the Plan to meet compliance testing requirements.  Accruals were made for these excess contributions amounting to approximately $38,000 and $43,000 for the year ended December 31, 2008 and 2007, respectively.  Refunds are paid in the year subsequent to the year in which these excess contributions occurred.

(5)                     Tax Status

The Plan received a favorable tax determination letter from the Internal Revenue Service dated October 17, 2001, which states that the Plan qualifies under the applicable provisions of the Internal Revenue Code and that it is therefore exempt from federal income taxes.  In the opinion of the plan administrator and the Plan’s tax counsel, the Plan continues to meet the Internal Revenue Code requirements and is currently operating such that its exempt status has been maintained.  Accordingly, no provision for income taxes has been included in the accompanying financial statements.

(6)                     Plan Termination and Amendment

Although the Company has not expressed any intent to do so, the Company has the right, under the Plan agreement, to amend any or all provisions of the Plan as well as discontinue contributions and terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts, and the net assets of the Plan must be allocated among the participants and beneficiaries of the Plan in the order provided for by ERISA.

(7)                     Parties-In-Interest

Section 3(14) of ERISA defines a party-in-interest to include, among others, fiduciaries or employees of the Plan, any person who provides services to the Plan, or an employer whose employees are covered by the Plan.  Certain Plan investments are shares of a Guaranteed Interest Account managed by Prudential Insurance Company of America, mutual funds, and a Stable Value Fund managed by Wells Fargo Bank Minnesota, N.A.  Prudential Insurance Company of America is the Custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  An employee of the Company’s parent, Cubic Corporation, serves as the trustee and plan administrator of the Plan.  In addition, Plan investments include investments in the Company’s common stock; therefore, these transactions also qualify as party-in-interest transactions.

(8)                     Form 5500

There were no differences between the accompanying financial statements as of December 31, 2008 and 2007 and the financial information reported on the Form 5500.

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Notes to Financial Statements

December 31, 2008

(9)                     Subsequent Events

(a)   Market Conditions

Changes in investment returns can have a significant effect on the Plan.  Since December 31, 2008, U.S. and world markets have experienced significant volatility.  Management is monitoring investment market conditions and the impact such conditions are having on the Plan’s investment portfolio.  Due to volatility of the financial markets as of the date of this report, there is uncertainty regarding the impact that continued volatility may have on the Plan’s investment portfolio.

(b)   Trustee to Trustee Asset Merge

Cubic Corporation acquired Omega Training Group, Inc. during the year and as part of this acquisition, the Plan received assets from the Omega Training Group, Inc. 401(k) Plan on March 20, 2009.  The Plan has been amended for this trustee to trustee asset merge.

SUPPLEMENTAL SCHEDULE

CUBIC APPLICATIONS, INC. 401(K) RETIREMENT PLAN

Schedule H, line 4i — Schedule of Assets (Held at End of Year)

December 31, 2008

EIN # 95-1678055

Plan # 005

		(c)
		Description of investment
	(b)	including maturity date,		(e)
	Identity of issue, borrower,	rate of interest, collateral,	(d)	Current
(a)	lessor, or similar party	par, or maturity value	Cost**	value
	Amer: Europacific Grow R4	Mutual Fund
		Amer: Europacific Grow R4	$—	$8,508,106
*	The Prudential Insurance Company of America	Guaranteed Interest Fund
		Prudential Guaranteed Interest Account	—	6,895,719
*	Wells Fargo Bank Minnesota, N.A.	Common Collective Trust Account
		Stable Value Fund	—	5,541,908
	Janus Growth & Income Fund	Mutual Fund
		Janus Growth & Income Fund	—	5,144,234
	Vanguard Wellington Fund	Mutual Fund
		Vanguard Wellington Fund	—	4,199,546
	PIMCO Total Return Bond Admin	Mutual Fund
		PIMCO Total Return Bond Admin	—	3,795,710
*	Prudential Mutual Funds	Mutual Fund
		Jennison Growth Fund Z	—	3,634,901
	Vanguard Institutional Index	Mutual Fund
		Vanguard Institutional Index	—	3,182,679
	Davis New York Venture Y	Mutual Fund
		Davis New York Venture Fund	—	3,138,259
	American Century Gov’t Bond Investment	Mutual Fund
		American Century Government Bond	—	2,965,356
*	Prudential Mutual Funds	Mutual Fund
		Prudential Money Mart Assets Fund Z	—	2,584,170
	Thornburg Core GR 1	Mutual Fund
		Thornburg Core GR 1	—	2,345,063
	Amer Beac LG Cap Val Inst	Mutual Fund
		Amer Beac LG Cap Val Inst	—	1,733,876
	AIM Dynamics Fund	Mutual Fund
		AIM Dynamics Fund	—	1,384,126
	Goldman Sachs Mid Cap Ins	Mutual Fund
		Goldman Sachs Mid Cap Ins	—	1,091,758
*	Cubic Stock	Equity Securities
		Cubic Corporation Common Stock	—	995,290
	Royce Value Plus Fund 1	Mutual Fund
		Royce Value Plus Fund 1	—	392,191
	Vanguard Small Cap Index	Mutual Fund
		Vanguard Small Cap Index	—	206,098
	Vanguard Mid Cap Ind Fund	Mutual Fund
		Vanguard Mid Cap Ind Fund	—	167,955
	Royce Total Return Fund	Mutual Fund
		Royce Total Return Fund	—	158,854
	Vanguard Value Index	Mutual Fund
		Vanguard Value Index	—	138,444
	Vanguard GR Index Inv	Mutual Fund
		Vanguard GR Index Inv	—	111,406

*	Participant Loans	Various maturities (Interest rates from 5.0% - 9.25%)	—	1,593,765

			$—	$59,909,414

* Parties-in-interest

** Historical cost is not required as all investments are participant directed.

B. Exhibit List.

Exhibit 23.1            Consent of Mayer Hoffman McCann P.C.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, The Cubic Applications, Inc. 401(k) Retirement Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Cubic Applications, Inc. 401(k) Retirement Plan

Date: June 24, 2009	By:	/s/ John D. Thomas

John D. Thomas
Vice President Finance and Corporate Development
and Plan Administrative Committee Member